

September 8, 2014

Via E-mail
Edward E. Cohen
Chief Executive Officer and President
Atlas Energy L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburg, PA 15275

      Re: Atlas Energy L.P.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 3, 2014
              File No. 1-32953

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8: Financial Statements and Supplementary Data, page 116

Consolidated Statements of Cash Flows, page 121

1. Please tell us your basis in GAAP for classifying distributions paid to non-controlling interest holders as operating activities as opposed to financing activities. In doing so, please explain why the classification of payments to the non-controlling interest holders should not be consistent with the rationale for the classification of non-controlling interests as equity in the consolidating balance sheets.

<u>Notes to Consolidated Financial Statements, page 122</u>

<u>Note 2 – Summary of Significant Accounting Policies, page 122</u>

<u>Concentration of Credit Risk, page 132</u>

2. We note that bank deposits exceed the amount of cash and cash equivalents reflected on the consolidated balance sheets. Please provide us with a reconciliation of bank deposits to the amount of cash and cash equivalents reflected in the consolidated balance sheets for each year. In addition, please tell us your consideration of providing disclosure of the reconciling items.

<u>Note 16 – Cash Distributions, page 177</u>

3. Please show us how to reconcile cash distributions for each year to the amounts presented in the consolidated statements of cash flows and consolidated statement of partners' capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Sean P. McGrath, Chief Financial Officer
cc: Jeffrey M. Slotterback, Chief Accounting Officer